Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

October 31, 2023

VIA EDGAR

Ms. Laura Veator

Mr. Stephen Krikorian

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bilibili Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 27, 2023 (File No. 001-38429)

Dear Ms. Veator and Mr. Krikorian,

The Company has received the letter dated October 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the letter as soon as possible, no later than November 15, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 2509 9255 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Xin Fan
Xin Fan
Chief Financial Officer

cc:	Rui Chen, Chairman and Chief Executive Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP